StoneBridge Acquisition Corporation

One World Trade Center

Suite 8500

New York, NY 10007

VIA EDGAR

April 8, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Tonya Aldave

Re:	StoneBridge Acquisition Corporation

Draft Registration Statement on Form S-1

Submitted February 26, 2021

Dear Ms. Aldave:

StoneBridge Acquisition Corporation, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 25, 2021, regarding the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on February 26, 2021 (File No. 333-253641) (the “Draft Registration Statement”), as subsequently amended on March 22, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”) with the Commission through EDGAR reflecting the changes made in response to the Staff’s comments and certain other updating and conforming changes.

Draft Registration Statement on Form S-1 submitted February 26, 2021

The Offering, Page 7

1.	Staff’s comment: We note your disclosure that you will have 24 months from the closing of the initial public offering to consummate your initial business combination. Please clarify, if true, that you may amend your organizational documents to extend your business combination deadline. If there are reasons why you cannot or will not seek shareholder approval to extend such deadline, please state so. Please add similar clarification elsewhere in your filing where you describe the deadline.

Response: In response to the Staff’s comment, the Company has clarified on Page 3 of the Amendment No. 2 that our business combination deadline may be extended by shareholders vote to amend our organizational documents, and added similar clarifications elsewhere in the Amendment No. 2.

Risk Factors, Page 64

2.	Staff’s comment: Please add a risk factor describing the risk that the low acquisition cost of the founder shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors.

Response: The Company acknowledges the Staff’s comment and has added a risk factor on Page 64 of the Amendment No. 2 to address this comment.

We thank the Staff for your review of the foregoing and the Draft Registration Statement. If you have further comments, please feel free to contact our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 549-4234.

Sincerely,

/s/ Bhargava Marepally
Bhargava Marepally Chief Executive Officer
StoneBridge Acquisition Corporation

cc: Ari Edelman, Esq.